ASE TEST LIMITED                                                October 29, 2001
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Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.   886-2-8780-5489                  Mobile   886-920-189-608
Fax.   886-2-2757-6121                  email :  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.   1-408-567-4383                   email :  rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:                        In the US:
Mylene Kok                              Daniel Loh
65-879-9881; mylene.kok@tfn.com.sg      1-212-701-1998; dan.loh@tfn.com

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 ASE Test Limited Released Amended Balance Sheet Data as of September 30, 2001

Taipei, Taiwan, 29 October 2001 - ASE Test Limited (Nasdaq: ASTSF) released the following table setting forth our unaudited consolidated balance sheet data as of September 30, 2001. With reference to the press release issued on October 24, 2001, please be advised that the long-term debt and convertible bond figures should be amended as the following table indicates.


                                      ASE Test Limited
                    Consolidated Balance Sheet, As of September 30, 2001
                                      (US$ thousands)
                                        (unaudited)

Cash and cash equivalents   $151,602    Short-term borrowings                     $  9,563
Accounts receivable           46,204    Accounts payable                            11,131
Inventories                   12,977    Payable for fixed assets                    25,267
Other current assets          26,545    Current portion of LT debt                  19,699
                            --------    Other current liabilities                   22,660
Total current assets         237,329                                              --------
                                        Total current liabilities                   88,319
Long-term investments         96,635    Long-term debt (1)                          69,193
Fixed assets                 581,754    Convertible bonds (1)                      184,330
Goodwill                      55,580    Other liabilities                           29,953
Other assets                  16,612                                              --------
                            --------    Total liabilities                          371,795
Total assets                $987,910    Shareholders' equity                       616,115
                            ========                                              --------
                                        Total liabilities & shareholders' equity  $987,910
                                                                                  ========

Note (1): Amended figures.